

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Paul Bozoki
Chief Financial Officer
GameSquare Esports Inc.
65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5, Canada

> **Re: GameSquare Esports Inc.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed July 30, 2021**
> **File No. 000-56292**

Dear Mr. Bozoki:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services